FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                        For the month of December, 2003

                          GRANITE MORTGAGES 02-1 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                              4 Royal Mint Court,
                           London EC3N 4HJ, England
                   (Address of principal executive offices)




     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                  GRANITE MORTGAGES 02-1 PLC


                                  By:    /s/  Clive Rakestrow
                                         --------------------
                                  Name:  L.D.C. Securitisation Director
                                  No. 1 Limited by its authorized person
                                  Clive Rakestrow for and on its behalf
                                  Title:  Director
Date: 29 January 2004

                                  GRANITE FINANCE FUNDING LIMITED


                                  By:    /s/  Nigel  Charles Bradley
                                         ---------------------------
                                  Name:  Nigel Charles Bradley
                                  Title:  Director
Date: 29 January 2004

                                  GRANITE FINANCE TRUSTEES LIMITED


                                  By:    /s/  Daniel Le Blancq
                                         ---------------------
                                  Name:  Daniel Le Blancq
                                  Title:  Director
Date: 29 January 2004

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 02-1 PLC
--------------------------
Monthly Report re: Granite Mortgages 02-1 Plc, Granite Finance Trustees Limited and Granite Finance Funding Limited
Period 1 December 2003 - 31 December 2003

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans


------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                         177,469

Current Balance                                    (GBP)13,059,474,279

Last Months Closing Trust Assets                   (GBP)13,694,898,654

Funding share                                      (GBP)12,733,905,268

Funding Share Percentage                                 97.51%

Seller Share*                                       (GBP)325,569,011

Seller Share Percentage                                   2.49%

Minimum Seller Share (Amount)*                      (GBP)367,083,573

Minimum Seller Share (% of Total)                         2.81%

Excess Spread last period (% of Total)                    0.13%
------------------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans

------------------------------------------------------------------------------------------------------------------------------------
                             Number           Principal (GBP)             Arrears (GBP)                  By Principal (%)

< 1 Month                   174,943           12,890,379,092                    0                              98.71%

> = 1 < 3 Months              2,006             136,777,882                 1,172,705                           1.05%

> = 3 < 6 Months               382              23,717,325                   590,536                            0.18%

> = 6 < 9 Months               97                6,292,299                   269,648                            0.05%

> = 9 < 12 Months              26                1,396,001                   83,647                             0.01%

> = 12 Months                  15                 911,680                    144,494                            0.01%

Total                       177,469           13,059,474,279                2,261,030                         100.00%
------------------------------------------------------------------------------------------------------------------------------------



Properties in Possession

---------------------------------------------------------------------------------------------------
                                 Number                  Principal (GBP)             Arrears (GBP)

Total (since inception)            88                     4,721,098                     204,264
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
Properties in Possession                                                                   41

Number Brought Forward                                                                     35

Repossessed (Current Month)                                                                6

Sold (since inception)                                                                     47

Sold (current month)                                                                       12

Sale Price / Last Loan Valuation                                                          1.11

Average Time from Possession to Sale (days)                                               122

Average Arrears at Sale                                                               (GBP)2,060

Average Principal Loss (Since inception)*                                               (GBP)421

Average Principal Loss (current month)**                                                (GBP)33

MIG Claims Submitted                                                                       7

MIG Claims Outstanding                                                                     0

Average Time from Claim to Payment                                                         59
---------------------------------------------------------------------------------------------------

*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

---------------------------------------------------------------------------------------------------
                                                            Number                Principal (GBP)

Substituted this period                                       0                      (GBP)0

Substituted to date (since 26 March 2001)                  287,381              (GBP)21,658,382,742
---------------------------------------------------------------------------------------------------

CPR Analysis

---------------------------------------------------------------------------------------------------
                                                           Monthly                     Annualised

Current Month CPR Rate                                      4.87%                        45.04%

Previous Month CPR Rate                                     4.60%                        42.70%
---------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                                             25.75

Weighted Average Remaining Term (by value) Years                                         19.83

Average Loan Size                                                                     (GBP)73,587

Weighted Average LTV (by value)                                                          74.20%

Weighted Average Indexed LTV (by value)                                                  59.97%

Fast Track (by value)                                                                    22.42%
---------------------------------------------------------------------------------------------------


Product Breakdown

---------------------------------------------------------------------------------------------------
Fixed Rate (by balance)                                                                  49.69%

Together (by balance)                                                                    26.33%

Capped (by balance)                                                                       2.46%

Variable (by balance)                                                                    20.65%

Tracker (by balance)                                                                      0.88%

Total                                                                                    100.0%
---------------------------------------------------------------------------------------------------



Geographic Analysis

------------------------------------------------------------------------------------------------------------------------------------
                           Number                       % of Total                   Value (GBP)              % of Total

East Anglia                 4,096                         2.31%                     296,450,066                   2.27%

East Midlands              14,280                         8.05%                     923,304,832                   7.07%

Greater London             22,317                         12.58%                   2,577,940,223                 19.74%

North                      25,280                         14.24%                   1,270,686,847                  9.73%

North West                 26,857                         15.13%                   1,586,726,125                 12.15%

South East                 28,253                         15.92%                   2,750,325,283                 21.06%

South West                 12,623                         7.11%                    1,000,355,730                  7.66%

Wales                       8,630                         4.86%                     500,177,865                   3.83%

West Midlands              13,316                         7.50%                     905,021,568                   6.93%

Yorkshire                  21,817                         12.29%                   1,248,485,741                  9.56%

Total                      177,469                         100%                   13,059,474,279                  100%
------------------------------------------------------------------------------------------------------------------------------------



LTV Levels Breakdown

------------------------------------------------------------------------------------------------------------------------------------
                                                           Number                    Value (GBP)             % of Total

0% < 25%                                                   5,944                     229,846,747                   1.76%

> = 25% < 50%                                              22,021                   1,494,003,858                 11.44%

> = 50% < 60%                                              14,217                   1,157,069,421                  8.86%

> = 60% < 65%                                              8,124                     698,681,874                   5.35%

> = 65% < 70%                                              9,412                     830,582,564                   6.36%

> = 70% < 75%                                              14,626                   1,202,777,581                  9.21%

> = 75% < 80%                                              12,644                   1,181,882,422                  9.05%

> = 80% < 85%                                              13,779                   1,112,667,209                  8.52%

> = 85% < 90%                                              28,565                   1,931,496,246                 14.79%

> = 90% < 95%                                              36,652                   2,529,620,168                 19.37%

> = 95% < 100%                                             11,332                    683,010,505                   5.23%

> = 100%                                                    153                       7,835,685                    0.06%

Total                                                     177,469                   13,059,474,279                100.0%
------------------------------------------------------------------------------------------------------------------------------------



Repayment Method

------------------------------------------------------------------------------------------------------------------------------------
                                                            Number                  Value (GBP)                % of Total

Endowment                                                   29,770                   2,075,150,463               15.89%

Interest Only                                               13,761                   1,537,100,123               11.77%

Pension Policy                                               632                       61,379,529                 0.47%

Personal Equity Plan                                        1,307                      90,110,373                 0.69%

Repayment                                                  131,999                   9,295,733,792               71.18%

Total                                                      177,469                   13,059,474,279             100.00%
------------------------------------------------------------------------------------------------------------------------------------



Employment Status

------------------------------------------------------------------------------------------------------------------------------------
                                                            Number                     Value (GBP)                     % of Total

Full Time                                                  158,416                   11,291,221,462                          86.46%

Part Time                                                   2,260                     122,759,058                             0.94%

Retired                                                      454                       15,671,369                             0.12%

Self Employed                                               14,556                   1,550,159,597                           11.87%

Other                                                       1,783                      79,662,793                             0.61%

Total                                                      177,469                   13,059,474,279                          100.00%
------------------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                                                       5.74%

Effective Date of Change                                                            1 December 2003
----------------------------------------------------------------------------------------------------



Notes         Granite Mortgages 02-1 plc

------------------------------------------------------------------------------------------------------------------------------------
                               Outstanding                  Rating                       Reference Rate           Margin
                                                       Moodys/S&P/Fitch

Series 1

A1                                $0                      Aaa/AAA/AAA                          1.26%               0.10%

A2                        $1,238,500,000                  Aaa/AAA/AAA                          1.32%               0.16%

B                           $69,700,000                    Aa3/AA/AA                           1.49%               0.33%

C                            $96,500,000                 Baa2/BBB/BBB                          2.46%               1.30%

Series 2

A                        (GBP)460,000,000                 Aaa/AAA/AAA                          3.97%               0.20%

B                         (GBP)16,200,000                  Aa3/AA/AA                           4.12%               0.35%

C                         (GBP)22,500,000                Baa2/BBB/BBB                          5.07%               1.30%

D                         (GBP)12,000,000                 Ba2/BB+/BB+                          8.27%               4.50%

Series 3

A                       (euro)600,000,000                Aaa/AAA/AAA                           5.15%             Fixed to 04/07

B                        (euro)21,100,000                 Aa3/AA/AA                            2.49%               0.35%

C                        (euro)29,300,000               Baa2/BBB/BBB                           3.44%               1.30%
------------------------------------------------------------------------------------------------------------------------------------



Credit Enhancement

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                             % of Notes Outstanding

Class B Notes ((GBP)Equivalent)                                                   (GBP)78,633,262                       4.15%

Class C Notes ((GBP)Equivalent)                                                   (GBP)108,993,167                      5.75%

Class D Notes                                                                     (GBP)12,000,000                       0.63%
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                % of Funding Share

Class B Notes ((GBP)Equivalent)                                                    (GBP)78,633,262                       0.62%

Class C Notes ((GBP)Equivalent)                                                    (GBP)108,993,167                      0.86%

Class D Notes                                                                       (GBP)12,000,000                      0.09%
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
Granite Mortgages 02-1 Reserve Fund Requirement                                 (GBP)34,372,240                             0.27%

Balance Brought Forward                                                         (GBP)34,372,240                             0.27%

Drawings this Period                                                                 (GBP)0                                 0.00%

Excess Spread this Period                                                            (GBP)0                                 0.00%

Funding Reserve Fund Top-up this Period*                                             (GBP)0                                 0.00%

Current Balance                                                                 (GBP)34,372,240                             0.27%
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                                         (GBP)24,525,584                             0.19%

Funding Reserve %                                                                     0.6%                                   NA
------------------------------------------------------------------------------------------------------------------------------------

*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less than the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom